SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K



[X]Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 1995.


                                       OR


[ ]Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-652



A.    Full title of the Plan:

      EMPLOYEES'   STOCK  PURCHASE  PLAN  OF  UNIVERSAL  LEAF  TOBACCO  COMPANY,
      INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                              UNIVERSAL CORPORATION
                           1501 NORTH HAMILTON STREET
                            RICHMOND, VIRGINIA 23260
                                 (804) 359-9311





                                       1



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  EMPLOYEES' STOCK PURCHASE PLAN
                                  OF UNIVERSAL LEAF TOBACCO
                                  COMPANY, INCORPORATED AND
                                  DESIGNATED AFFILIATED COMPANIES



DATE:  June 25, 1996              /s/ Hartwell H. Roper
       -------------              ----------------------------------
                                  Hartwell H. Roper
                                  Executive Vice President and Chief Financial
                                  Officer
                                  Universal Leaf Tobacco Company, Inc.

                              Financial Statements
                           and Supplemental Schedules
                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies
                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, l995 and 1994
                       with Report of Independent Auditors





                        Table of Contents

                                                                    Page

Report of Independent Auditors........................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits..................2

Statement of Changes in Net Assets Available for Plan Benefits........3

Notes to Financial Statements.........................................4


Supplemental Schedules                                            Schedules

Item 27a - Schedule of Assets Held for Investment Purposes............1

Item 27d - Schedule of Reportable Transactions........................2

                        Letterhead of Ernst & Young LLP


                         Report of Independent Auditors

Human Resources and Retirement Committee,
Employees' Stock Purchase Plan of
Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, lncorporated and Designated Affiliated Companies (the Plan) as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ERNST & YOUNG LLP

June 25, 1996


                                       1



                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

  Statements of Net Assets Available for Plan Benefits, With Fund Information

                                                                     December 31, 1995
                                       ------------------------------------------------------------------------------
                                                                                   Non-Participant
                                                 Participant Directed                 Directed
                                      ------------------------------------------- ------------------
                                         Universal    Lawyers Title                   Universal
                                        Corporation    Corporation      Fixed        Corporation
                                          Common          Common       Income          Common
                                        Stock Fund      Stock Fund      Fund         Stock Fund           Total
                                      ------------------------------------------- ------------------ ----------------
Common stock of Universal
   Corporation, at market:
   1,401,209 shares                      $16,195,968    $         -    $      -       $17,958,502       $34,154,470

Common stock of Lawyers
   Title Corporation, at market:
   68,024 shares                                   -      1,300,959           -                 -         1,300,959

Investment in a fund consisting
   of guaranteed investment
   contracts; 666,674 units                        -              -     666,674                 -           666,674

Temporary cash investments                     3,671              -       2,435             4,071            10,177
                                      ------------------------------------------- ------------------ ----------------
                                      ------------------------------------------- ------------------ ----------------

Net assets available for plan benefits   $16,199,639     $1,300,959    $669,109       $17,962,573       $36,132,280
                                      =========================================== ================== ================

                                                                     December 31, 1994
                                       ------------------------------------------------------------------------------
                                                                                    Non-Participant
                                                  Participant Directed                 Directed
                                       ------------------------------------------- -----------------
                                                       Lawyers Title
                                         Universal      Corporation                   Universal
                                        Corporation       Common         Fixed       Corporation
                                           Common       Stock Fund      Income          Common
                                         Stock Fund                      Fund         Stock Fund          Total
                                       ------------------------------------------- -----------------  ---------------
Common stock of Universal
   Corporation, at market:
   1,451,996 shares                       $13,742,583   $       -         $    -      $15,116,047        $28,858,630

Common stock of Lawyers
   Title Corporation, at market:
   85,671 shares                                    -     899,546              -                -            899,546

Investment in a fund consisting
   of guaranteed investment
   contracts; 579,105 units                         -           -        579,105                -            579,105

Temporary cash investments                      7,955           -          3,198            8,750             19,903
                                       ------------------------------------------- -----------------  ---------------
                                       ------------------------------------------- -----------------  ---------------

Net assets available for plan benefits    $13,750,538    $899,546       $582,303      $15,124,797        $30,357,184
                                       =========================================== =================  ===============


See accompanying notes.

                                       2






                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

    Statement of Changes in Net Assets Available for Plan Benefits, With Fund
                                   Information





                                                               Year ended December 31, 1995
                                     ----------------------------------------------------------------------------------
                                                                                     Non-Participant
                                                  Participant Directed                   Directed
                                     ----------------------------------------------- -----------------
                                        Universal     Lawyers Title                     Universal
                                       Corporation     Corporation       Fixed         Corporation
                                         Common          Common          Income           Common
                                       Stock Fund      Stock Fund         Fund          Stock Fund          Total
                                     ----------------------------------------------- ----------------- ----------------
Investment income:
   Net appreciation in market value
     of investments                      $3,020,768   $    642,769      $       -        $3,335,315      $  6,998,852
   Cash dividends                           676,360              -              -           746,897         1,423,257
   Interest                                   8,111              -         39,962             8,957            57,030
                                     ----------------------------------------------- ----------------- ----------------
                                          3,705,239        642,769         39,962         4,091,169         8,479,139

Contributions and credit from
   forfeitures                            1,426,927              -        110,749         1,537,676         3,075,352
                                     ----------------------------------------------- ----------------- ----------------
                                          5,132,166        642,769        150,711         5,628,845        11,554,491
Withdrawals and forfeitures of
   employees' accounts                   (2,702,139)      (201,219)       (63,905)       (2,812,132)       (5,779,395)

Transfer among funds                         19,074        (40,137)             -            21,063                 -
                                     ----------------------------------------------- ----------------- ----------------

Net increase                              2,449,101        401,413         86,806         2,837,776         5,775,096

Net assets available for plan benefits:
   December 31, 1994                     13,750,538        899,546        582,303        15,124,797        30,357,184
                                     ----------------------------------------------- ----------------- ----------------

   December 31, 1995                    $16,199,639   $  1,300,959      $ 669,109       $17,962,573    $   36,132,280
                                     =============================================== ================= ================



See accompanying notes.

                                       3





                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                          Notes to Financial Statements

                     Years ended December 31, l995 and 1994



1. Description of the Plan

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies. The Plan as amended and restated on July 1, 1989 is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

After one year of service, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, Fixed Income Fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

Participant accounts

Each participant's account is credited with the participant's contributions, the employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


                                       4



                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)





1. Description of the Plan (continued)

Vesting

Participants are fully vested in participant contributions and in employer contributions in the event of retirement, disability or death. Otherwise, vesting in the employer contributions occurs according to the following schedule:

             Years of service      Vesting percentage
           ---------------------- ---------------------
                    0-4                      0%
                     5                     100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed ten years.

Termination

While the sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Lawyers Title Corporation Shares

During October 1991, each participant elected to either sell or hold all Lawyers Title Corporation shares distributed to them as a dividend from Universal Corporation in conjunction with the spin off of the Lawyers Title subsidiary. Participants continuing to hold Lawyers Title Corporation shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in Lawyers Title Corporation Common Stock are permitted under the Plan.



                                       5



                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)





1. Description of the Plan (continued)

Pursuant to an IRS Ruling and applicable Treasury Regulations, participants were required to allocate their tax basis in the Universal Corporation Common Stock held at the time of the distribution between their Universal Corporation Common Stock and Lawyers Title Corporation Common Stock (including any fractional share interest) in proportion to their relative fair market values at that time. Based on the average of the high and low trading prices of Universal Corporation
Common  Stock and Lawyers  Title  Corporation  Common  Stock on October 1, 1991,
95.343 percent of the basis was allocated to Universal Corporation Common Stock and 4.657 percent was allocated to Lawyers Title Corporation Common Stock.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments are held by a bank-administered trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the record date, and interest is accrued as earned.

Investments in the Fixed Income Fund consist of a pooled fund of guaranteed investment contracts issued by life insurance companies and managed by the Trustee. The guaranteed investment contracts are valued at cost which approximates market value.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.



                                       6



                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)





3. Contributions

Contributions to the Plan by employers and participants for the year ended December 31, l995 were as follows:


            Participants'       Employers'        Credit from
            Contributions      Contributions      Forfeitures         Total
          ---------------------------------------------------------------------

1995         $1,537,676         $1,526,489          $11,187         $3,075,352


4. Income Taxes

The Plan has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Internal Revenue Code and the related trust to be exempt from taxation under Section 501(a). Continued qualification of the Plan will depend on continued effect in operation under the approved form. Universal Leaf Tobacco Company, Incorporated is not aware of any series of events or course of actions that may have adversely affected the qualified status of the Plan.

Until such time as a participant or his beneficiary withdraws from the Plan, no income tax is payable by the participant on contributions made by his employer on his behalf or interest and dividends added to his account. The income tax ramifications to employees with respect to the Plan are described in the Prospectus covering the Plan which is available to all employees.

5. Related Party Transactions

The administrative expenses of the Plan, which include Trustee's fees of $55,176 and $56,753 during the years ended December 31, l995 and 1994, respectively, are paid by Universal Leaf Tobacco Company, Incorporated and are not included in the accompanying financial statements.


                                       7



                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                    Notes to Financial Statements (continued)





5. Related Party Transactions (continued)

Under the provisions of the Plan, shares of Universal Corporation Common Stock may be purchased from employees, including officers, at the closing price on the New York Stock Exchange on the date of purchase. Such purchases amounted to $142,967 and $156,770 during the years ended December 31, l995 and 1994, respectively.

                             Supplemental Schedules

                                   Schedule 1

                     Item 27a - Schedule of Assets Held for
                               Investment Purposes

                                                                      Schedule 1




                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1995


                                                                                                       Market
             Name and Title                                                          Cost              Value
- -----------------------------------------------------------------------       --------------------------------------
Universal Corporation Common Stock Fund
   Common stock of Universal Corporation                                      $     24,943,654   $     34,154,470
   Temporary cash investments                                                            7,742              7,742
                                                                              --------------------------------------
                                                                              ======================================
                                                                              $     24,951,396   $     34,162,212
                                                                              ======================================
                                                                              ======================================

Lawyers Title Corporation Common Stock Fund
   Common stock of Lawyers Title Corporation                                  $        228,572   $      1,300,959
                                                                              ======================================
                                                                              ======================================

Fixed Income Fund
   Investment in a fund consisting of guaranteed
     investment contracts                                                     $        666,674   $        666,674
   Temporary cash investments                                                            2,435              2,435
                                                                              --------------------------------------
                                                                              ======================================
                                                                              $        669,109   $        669,109
                                                                              ======================================


                                   Schedule 2

                        Item 27d - Schedule of Reportable
                                  Transactions

                        Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                       and Designated Affiliated Companies

                 Item 27d - Schedule of Reportable Transactions

                                December 31, 1995


                                                                                                       Current Value of
                Identity of                                       Purchase       Selling      Cost of      Asset on       Net Gain
               Party Involved            Description               Price          Price        Asset   Transaction Date   or (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

Edwards (A.G.) and Sons, Inc.         Purchased  48,000 shares   $1,069,500
                                      of Universal Stock at
                                      various   prices  in  a
                                      series  of  15
                                      individual transactions

Davenport and Co. of Virginia, Inc.   Purchased  66,440 shares    1,458,588
                                      of Universal Stock at
                                      various   prices  in  a
                                      series  of  23
                                      individual transactions

Wheat, First Securities, Inc.         Purchased  53,500 shares    1,192,988
                                      of Universal Stock at
                                      various   prices  in  a
                                      series  of  24
                                      individual transactions

Signet Trust Co.                      Purchased   shares  of      4,263,516
                                      The  Virtus   Money
                                      Market  Fund  II  at
                                      $1/share   through  a
                                      series of 50 individual
                                      transactions

Signet Trust Co.                      Sold  shares  of The                     $4,394,735   $4,394,735   $4,394,735          $0
                                      Virtus  Money  Market
                                      Fund II at  $1/share
                                      through  a series  of
                                      128 individual
                                      transactions
